# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lianhe Sowell International Group Ltd, CIK 0002004024
CUSIP: G5480C104
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Shenzhen, China (F4), 518000
Date of event which requires filing of this statement: 09/09/2025
Filed by CIK 0002080036
Persons authorized to receive notices and communications: I/C/O Mr. Dengyao Jia, 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Nanshan District,, Shenzhen, China (F4), 518000, 86-400-616-9629

## Reporting persons
- Dengyao Jia (CIK 0002080036): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 19,180,000; shared voting power 15,035,000; sole dispositive power 19,180,000; shared dispositive power 0; aggregate amount beneficially owned 19,180,000 (36.9% of the class); the aggregate amount excludes certain shares
  Comment: Row 7, 9, 11 and 13: Represents (x) 15,000,000 ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of Lianhe Sowell International Group Ltd (the "Issuer") directly held by Lianhe Holding Group Limited, a British Virgin Islands company ("Lianhe Holding"), which is wholly owned by Hainan Lianhe Enterprise Management Group Co., Ltd., a limited liability company incorporated under the laws of the PRC. Hainan Lianhe Enterprise Management Group Co., Ltd. is owned by Dengyao Jia (90%) and Hainan Younian Enterprise Management Co., Ltd. (10%), a limited liability company incorporated under the laws of the PRC. As the controlling shareholder and sole director of Lianhe Holding Group Limited, Dengyao Jia is deemed to have the voting and dispositive power with respect to the shares owned by this entity.; (y) 4,180,000 Ordinary Shares of the Issuer directly held by Patton Holding Group Limited, a British Virgin Islands company ("Patton Holding"), which is wholly owned by Mr. Jia, resulting in Mr. Jia being deemed to have voting, dispositive or investment powers over Patton Holding.
  
  Row 8 Represents15,035,000 Ordinary Shares directly held by Lianyue Holding Limited, a British Virgin Islands company ("Lianyue Holding"), for which Mr. Jia has shared voting power pursuant to the AIC Arrangements described below. On September 9, 2025, Patton Holding and Lianyue Holding entered into an agreement for the Confirmation and Undertaking of Acting-in- Concert (the "Acting-in-Concert Agreement"), pursuant to which, from the time of the agreement until the earlier of (a) the termination of the agreement by the parties in writing or (b) Patton Holding's cessation as a shareholder of the Company, the parties thereto agree to (x) vote as a group on an unanimous basis in matters requiring shareholder votes relating to the financials, operational and management matters of the Company or its subsidiaries after consensus is reached between the parties; (y) in the absence of a consensus, Lianyue Holding shall vote in accordance with the voting direction of Patton Holding, subject to certain exceptions, including if the voting direction would fundamentally impair the interests of Lianyue Holding or other shareholders of the Company; and (z) Patton Holding be delegated with the authority as the agent to vote on behalf of Lianyue Holding. Pursuant to the foregoing, a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), has been formed among Patton Holding, Lianyue Holding, Mr. Jia, as the person who has voting, dispositive and investment power over Patton, and Mr. Yue Zhu ("Mr. Zhu"), who is the sole shareholder and director of Lianyue Holding and who is deemed to have voting, dispositive or investment powers over Lianyue Holding (together with Patton Holding, the "Shareholders"). The foregoing arrangements shall be collectively referred as the "AIC Arrangements". Mr. Jia disclaims beneficial ownership of any of the Ordinary Shares beneficially owned in the aggregate by the "group" or by their respective affiliates (including any Ordinary Shares held by the Shareholders) for purposes of Section 13(d) of the Act or for any other purpose.
- Lianhe Holding Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 15,000,000; shared voting power 0; sole dispositive power 15,000,000; shared dispositive power 0; aggregate amount beneficially owned 15,000,000 (28.8% of the class)
  Comment: Row 7, 9, 11 and 13: Represents (x) 15,000,000 Ordinary Shares of the Issuer directly held by Lianhe Holding. Mr. Jia is deemed to have voting, dispositive or investment powers over Lianhe Holding.
- Hainan Lianhe Enterprise Management Group Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 15,000,000; shared voting power 0; sole dispositive power 15,000,000; shared dispositive power 0; aggregate amount beneficially owned 15,000,000 (28.8% of the class)
  Comment: Row 7, 9, 11 and 13: Represents (x) 15,000,000 Ordinary Shares of the Issuer directly held by Lianhe Holding. Mr. Jia is deemed to have voting, dispositive or investment powers over Lianhe Holding.
- Patton Holding Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 4,180,000; shared voting power 15,035,000; sole dispositive power 4,180,000; shared dispositive power 0; aggregate amount beneficially owned 4,180,000 (8% of the class); the aggregate amount excludes certain shares
  Comment: Row 7, 9, 11 and 13: Represents 4,180,000 Ordinary Shares of the Issuer directly held by Patton Holding, which is wholly owned by Mr. Jia.
  
  Row 8 Represents: 15,035,000 Ordinary Shares directly held by Lianyue Holding, for which Patton Holding has shared voting power pursuant to the AIC Arrangements described above.
- Yue Zhu (CIK 0002080016): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,035,000; sole dispositive power 15,035,000; shared dispositive power 0; aggregate amount beneficially owned 15,035,000 (28.8% of the class)
  Comment: Row 8, 9, 11 and 13: Represents 15,035,000 Ordinary Shares of the Issuer directly held by Lianyue Holding, which is wholly owned by Mr. Zhu.
- Lianyue Holding Limited: type of reporting person: individual (IN); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,035,000; sole dispositive power 15,035,000; shared dispositive power 0; aggregate amount beneficially owned 15,035,000 (28.8% of the class)
  Comment: Row 8, 9, 11 and 13: Represents 15,035,000 Ordinary Shares of the Issuer directly held by Lianyue Holding, which is wholly owned by Mr. Zhu.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Lianhe Sowell International Group Ltd
Address of issuer's principal executive offices: 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Shenzhen, China (F4), 518000

## Item 2. Identity and Background
Name of person filing: This Schedule is being filed by the following persons (each a "Reporting Person" and, collectively the "Reporting Persons"), each of which has the business address of with its address being c/o Lianhe Sowell International Group Ltd, 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China: (i) Mr. Jia, a PRC citizen, resident and Chairman and director of the Issuer; (ii) Mr. Zhu, a PRC citizen, resident and CEO and director of the Issuer; (iii) Lianhe Holding, a British Virgin Islands (BVI) company; (iv) Patton Holding, a BVI company; (v) Lianyue Holding, a BVI company; (vi) Hainan Lianhe Enterprise Management Group Co., Ltd., a PRC company.
Residence or business address: Each of Reporting Persons has the business address of with its address being c/o Lianhe Sowell International Group Ltd, 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China.
Present principal occupation or employment: See (a).
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: See (a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 4, 2025, Patton Holding and Lianyue Holding entered into an agreement for the Confirmation and Undertaking of Acting-in-Concert (the "Acting-in-Concert Agreement"), pursuant to which, from the time of the agreement until the earlier of (a) the termination of the agreement by the parties in writing or (b) Patton Holding's cessation as a shareholder of the Issuer, the parties thereto agree to (x) vote as a group on an unanimous basis in matters requiring shareholder votes relating to the financials, operational and management matters of the Issuer or its subsidiaries after consensus is reached between the parties; (y) in the absence of a consensus, Lianyue Holding shall vote in accordance with the voting direction of Patton Holding, unless the voting direction would be illegal, violates the Issuer's charter, or would fundamentally impairs the interests of Lianyue Holding or other shareholders; and (z) Patton Holding be delegated with the authority as the agent to vote on behalf of the group. The arrangements provided in the AIC Agreement shall be collectively referred to as the "AIC Arrangements".

Pursuant to the foregoing, a "group" within the meaning of Section 13(d)(3) of the Act has been formed among the parties to the AIC Agreement, Mr. Jia, as director and shareholder of Patton Holding, and Mr. Zhu, as director and shareholder of Lianyue Holding. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons (as defined below) that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by other members of the "group" and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors (the "Board") or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to any of those enumerated above. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) in the preceding paragraph.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 1-4 and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference. As a result of the AIC Arrangements, a "group" within the meaning of Section 13(d)(3) of the Act may be deemed to be formed among the parties to the AIC Agreement, Mr. Jia, as director and shareholder of Patton Holding, and Mr. Zhu, as director and shareholder of Lianyue Holding. As a result, the group may be deemed to have acquired beneficial ownership of all the Ordinary Shares beneficially owned by each member of the "group". As such, the group may be deemed to beneficially own in the aggregate 34,215,000 Ordinary Shares, which represents approximately 65.8% of the total outstanding Ordinary Shares. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Shares beneficially owned in the aggregate by other members of the "group" and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference
Transactions in the class effected during the past sixty days: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference
Other persons with the right to receive dividends or sale proceeds: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7.1 Joint Filing Agreement, dated September 10, 2025.
10.1 Acting In Concert Confirmation and Undertaking Agreement, by and between Patton Holding Group Limited and Lianyue Holding Limited, dated September 9, 2025.

## Signatures
- Dengyao Jia: /s/ Dengyao Jia, Dengyao Jia (09/10/2025)
- Lianhe Holding Group Limited: /s/ Dengyao Jia, Dengyao Jia, Director (09/10/2025)
- Hainan Lianhe Enterprise Management Group Co., Ltd.: /s/ Dengyao Jia, Dengyao Jia, director (09/10/2025)
- Patton Holding Group Limited: /s/ Dengyao Jia, Dengyao Jia, director (09/10/2025)
- Yue Zhu: /s/ Yue Zhu, Yue Zhu (09/10/2025)
- Lianyue Holding Limited: /s/ Yue Zhu, Yue Zhu, director (09/10/2025)